UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  June 9, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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RESEARCH UPDATE

CLINICAL STUDY SHOWS LIRAGLUTIDE PROVIDES STATISTICALLY SIGNIFICANTLY BETTER BLOOD GLUCOSE CONTROL THAN EXENATIDE

Novo Nordisk today announced headline clinical results from a phase 3 clinical study (LEAD(TM) 6) comparing the effects of liraglutide, a once-daily human GLP-1 analogue, with exenatide, a twice-daily GLP-1 analogue. The 26-week study, which is the first study to provide a direct comparison between the two GLP-1 analogues, included 464 people with type 2 diabetes who were randomised to treatment with either liraglutide once daily or exenatide twice daily, as add-on to their existing treatment consisting of metformin, sulfonylurea, or a combination of both.

The average HbA1c level at the beginning of the study was slightly above 8% and the primary endpoint was the change in HbA1c. Patients treated with liraglutide achieved a reduction in HbA1c of more than 1.1 percentage points, compared to a reduction in HbA1c of less than 0.8 percentage points in the exenatide group, a difference which was statistically significant. Liraglutide treatment led to statistically significantly more patients achieving both the American Diabetes Association (ADA) and American Association of Clinical Endocrinologists (AACE) HbA1c targets of <7% and <= 6.5%, respectively. Specifically, close to 55% of patients in the liraglutide group reached the ADA target, compared to close to 45% in the exenatide group. Likewise, around 35% of patients treated with liraglutide achieved the AACE target, compared to around 20% for patients treated with exenatide.

The patients' average weight at the beginning of the study was between 90 and 95 kg. Both patients treated with liraglutide and patients treated with exenatide lost on average around 3 kg during the course of the study, with a trend towards more weight loss in the liraglutide group. Among patients previously treated with metformin alone, this difference was 1 kg in favour of liraglutide (not statistically significant).

The most frequently reported adverse event for both liraglutide and exenatide was nausea at a level of around 25% (percent of all study participants reporting nausea at least once). In the liraglutide group, the percentage of patients reporting nausea in each week fell to low single-digit numbers after 8-10 weeks, similar to the level observed in a background population. In the exenatide group, the level after 8-10 weeks of treatment remained at the level of 10%.

As expected, the overall rate of hypoglycaemia in the study was low. The rate of minor hypoglycaemia was statistically significantly lower in the liraglutide group, compared to the exenatide group.

Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk, said: "We are very encouraged by the fact that the study showed that once-daily liraglutide leads to statistically significantly better blood glucose control than twice-daily exenatide. In addition, liraglutide treatment leads to weight loss and is associated with a very low risk of hypoglycaemia."

The results of the phase 3 trial do not impact Novo Nordisk's expectations for the company's financial results for 2008, which were provided on 30 April in connection with the release of the financial results for the first quarter of 2008.

ABOUT LIRAGLUTIDE AND HBA1C
Liraglutide is a once-daily human GLP-1 analogue. Liraglutide works by stimulating the release of insulin only when glucose levels become too high and by inhibiting appetite. On 23 May 2008, Novo Nordisk submitted a New Drug Application to the US Food and Drug Administration as well as a marketing authorisation application to the European Medicines Agency, for the approval of liraglutide for the treatment of people with type 2 diabetes.

HbA1c is an abbreviation for glycated haemoglobin HbA1c. The level of HbA1c reflects the average blood glucose level over the past two to three months and a decrease is therefore a measure of treatment effect. The higher the blood glucose the more glucose binds to haemoglobin (glycation).

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as homeostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,300 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com

FURTHER INFORMATION:
Media:                          Investors:

Outside North America:          Outside North America:
Mike Rulis                      Mads Veggerby Lausten
Tel: (+45) 3079 3573            Tel: (+45) 3075 7919
mike@novonordisk.com            mlau@novonordisk.com

                                Hans Rommer
                                Tel: (+45) 4442 4765
                                hrmm@novonordisk.com


In North America:               In North America:
An Phan                         Christian Qvist Frandsen
Tel: (+1) 609 558 0420          Tel: (+1) 609 712 8127
anph@novonordisk.com            cqfr@novonordisk.com


Stock Exchange Announcement no 32 / 2008

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 9, 2008                            NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer